SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             FORM 12b-25

                                  Commission File Number:  1-12046
                                                           1-5787

                     NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

      For Period Ended:  December 31, 2000

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For Transition Period Ended:  Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  Levitz Furniture Incorporated;
                          Levitz Furniture Corporation

Former name, if applicable:  Not Applicable

Address of principal executive office:  7887 North Federal Highway

City, state and zip code:  Boca Raton, Florida 33487


                                  PART II
                           RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)   The reason described in detail in Part III of this form could
     |       not be eliminated without unreasonable effort or expense;
     |
     | (b)   The subject annual report, semi-annual report, transition
     |       report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
     |       thereof will be filed on or before the 15th day following the
[_]  |       prescribed due date; or the subject quarterly report or
     |       transition report on Form 10-Q, or portion thereof will be
     |       filed on or before the fifth calendar day following the
     |       prescribed due date; and
     |
     | (c)   The accountant's statement or other exhibit required by Rule
     |       12b-25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously disclosed, Levitz Furniture Incorporated (the "Company") and its wholly-owned subsidiary, Levitz Furniture Corporation ("Levitz"), filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code (the "Code") with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware 19801 (the "Court"). By order dated November 1, 2000, the Court approved the Company's, Levitz's and its subsidiaries' third amended joint disclosure statement and plan of reorganization filed on October 30, 2000 (the "Plan"), as containing adequate information within the meaning of section 1125 of the Code. The confirmation hearing on the Plan was held on December 8, 2000 and by order dated December 14, 2000, the Court confirmed the Plan.

      An integral part of the Plan involves closing on a financing arrangement with a syndicate of banks. As of the date of this filing, that process continues to be ongoing. Until the financing has been finalized, the financial statements of the Company and Levitz which must be filed in connection with their Quarterly Reports on Form 10-Q for the fiscal quarter ended December 31, 2000 pursuant to the Securities Exchange Act of 1934, as amended, cannot be completed. Accordingly, the Company and Levitz are not in a position to finalize their Quarterly Reports on Form 10-Q for the fiscal quarter ended December 31, 2000 on a timely basis.

            For the reasons set forth above, the Company's and Levitz's inability to timely file their Quarterly Reports on Form 10-Q for the period ended December 31, 2000 cannot be eliminated without unreasonable effort or expense. Nevertheless, the Company and Levitz expect to file any required Form 10-Q when the financial information statements can be accurately completed.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

           Lawrence R. McDevitt
           Chief Accounting Officer
           of Levitz Furniture Incorporated and
           Levitz Furniture Corporation             (610)         326-8100
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               (Name)                            (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                     |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |_| Yes    |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Levitz Furniture Incorporated
                    Levitz Furniture Corporation
            ---------------------------------------------
            (Name of registrants as specified in charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date: February 14, 2001        By:  /s/ Lawrence R. McDevitt
                                   ------------------------------------------
                                    Lawrence R. McDevitt
                                    Chief Accounting Officer of
                                    Levitz Furniture Incorporated and
                                    Levitz Furniture Corporation